January 25, 2000



Mr.  Richard  McBride,  President
Seaview  Underwater  Research,  Inc.
200  Madonna  Blvd.
Tierra  Verde,  Florida  33715

RE:  Seaview  Underwater  Research,  Inc.  (the  "Company")

Dear  Richard:

You have requested my opinion regarding issuance of certain shares for consulting services to T. Michael Jackson, subject to a Form S-8 registration statement, filed with the Securities and Exchange Commission.

I have reviewed the relevant documents in connection with the offering, including the Consulting Agreement, and such other corporate documents as I deem necessary and appropriate in connection with the transaction. I have also discussed the transaction with management of the Company, and received such assurances from them as I deem necessary under the circumstances.

Based thereon, it is my opinion that the Company may issue 100,000 unrestricted shares of its Common Stock to T. Michael Jackson, a individual who is an accredited investor, as that term is defined in 17 CFR 230.501(a), and an unrelated third party, pursuant to the terms of the Consulting Agreement, dated January 11, 2000, 1999. When issued, the shares shall be fully paid and non-assessable.

The  information  set  forth  herein is effective as of the date of this letter.

If you have any questions regarding this matter, please do not hesitate to contact me.

Very  truly  yours,

/s/  Michael  J.  Morrison,  Esq.

MJM:rsd